British Columbia Securities Commission
BC FORM 51-901F

ISSUER DETAILS:			FOR QUARTER ENDED	DATE OF REPORT

NAME OF ISSUER

Avino Silver & Gold Mines Ltd			July 31, 2002	September 26, 2002

ISSUER ADDRESS:

Suite 400, 455 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

Vancouver,	B.C.	V6C 1T1	(604) 682-3600	(604) 682-3701

CONTACT PERSON		CONTACT’S POSITION		CONTACT TELEPHONE NO.

Andrea Regnier		Accountant		(604) 682-3701

WEBSITE: www.avino.com			E-MAIL: dawnpacific@telus.net

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	DATE SIGNED
Signed:	02/09/26

“LOUIS WOLFIN”

DIRECTOR’S SIGNATURE	DATE SIGNED

Signed:	02/09/26

“ERNEST CALVERT”

SCHEDULE “B”
SUPPLEMENTARY INFORMATION
BRITISH COLUMBIA SECURITIES COMMISSION
FORM 51-901F QUARTERLY REPORT

SECURITIES ISSUED DURING THE QUARTER ENDED JULY 31, 2002

						Type of
Date of Issue	Type of Security	Type of Issue	Number/ Amount	Price	Total Proceeds	Consideration
06/14/02	Common	Exercise of Options	5,000	$0.60	$3,000	Cash

06/07/02	Common	Exercise of Options	30,000	$0.60	$18,000	Cash

06/04/02	Common	Exercise of Options	25,000	$0.60	$15,000	Cash

05/31/02	Common	Exercise of Options	10,000	$0.60	$6,000f	Cash

05/29/02	Common	Exercise of Options	25,000	$0.60	$15,000	Cash

05/28/02	Common	Exercise of Options	35,000	$0.60	$21,000	Cash

05/23/02	Common	Exercise of Options	45,000	$0.60	$27,000	Cash

OPTIONS GRANTED DURING THE QUARTER ENDED JULY 31, 2002

Date Granted	Number	Type	Name	Exercise Price	Expiry Date

Nil

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT JULY 31, 2002

		Exercise or
Security	Amount	Convertible Price	Expiry Date
Options	177,500	$0.60 per share	02/03/2003

SHARES IN ESCROW OR SUBJECT TO POOLING AT JULY 31, 2002

No shares are held in Escrow, or subject to pooling.
LIST OF DIRECTORS AS AT JULY 31, 2002

ERNEST CALVERT	MICHAEL BAYBAK

WILLIAM GLASIER	GEORGE SCOTT

DAVID WOLFIN	LOUIS WOLFIN

WILLIAM KOCKEN

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended July 31, 2002

Description of Business

The Company’s present principal business activities are exploration and development of mineral properties. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves in its mineral properties, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company’s interest in the underlying mineral claims and leases and upon future profitable production or sufficient proceeds from the disposition of its mineral properties.

The Company is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management of the company as having favorable exploration potential. Interests in such properties are acquired in various ways. In some cases the Company, through its own efforts, stakes mineral claims or acquires exploration permits. In other cases the Company acquires interest in mineral properties from third parties. An acquisition from a third party is typically made by way of an option agreement which requires the Company to make specified option payments and to incur a specified amount of exploration expenditures on the property within a given time in order to earn an interest in the property. Most option agreements provide that once the Company has made the required option payments and incurred the specified exploration expenditures, the parties will enter into a joint venture requiring each party to contribute towards future exploration and development costs based on its percentage interest in the property, or suffer dilution of its interest.

The Company advances its projects to varying degrees by prospecting, mapping, geophysics, and drilling. Once a property is determined to have limited exploration potential the property is abandoned or sold. In cases where exploration work on the property reaches a stage where the expense and risk of further exploration and development are too high the Company may seek a third party to earn an interest by furthering the development. Optioning a property to a third party allows the Company to retain an interest in further exploration and development while limiting its obligation to commit large amounts of capital to any one project. The mineral exploration business is high risk and most exploration projects will not become mines.

Risks

Mineral exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company’s future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of and production from such properties. During the past two years the price of precious metals has substantially decreased. If the decline continues, this may adversely affect the Company’s ability to raise capital to explore for existing and new mineral properties.

Competition

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of gold and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily minable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive mining properties.

Results of Operations

The Company reports a net loss of Cdn $75,509, or $0.02 per share, for the second quarter ended July 31, 2002, compared to a net loss of $593,528 or $0.04 per share for the corresponding quarter in 2001. The Company had no operating revenues. The Company had no write-offs or write-downs during the period. In 2001 the company recorded an equity loss in Cia Minera of $478,339 compared to $ nil this period. Included in the loss for this quarter was interest expense of $51,998 and a gain on foreign exchange of $27,662 both relating to the Bralorne Project debentures. In 2001 the Company recorded $52,346 in interest expense and no loss in foreign exchange but recorded amoritization of deferred exchange loss of $23,330. The balance of the loss for this quarter represents administrative expenses of $51,261. The administrative expenses for the same period in 2001 was $39,956. The difference between the two quarters is a increase in expenses of $11,305. Investor relations and Listings and filing fees has increased by $15,187. Administrative services have decrease by $10,968 while accounting fees increased by $10,519.

Cia Minera

The Cia Minera mine is in temporary closure until market prices for silver improve. Cia Minera has determined that the price of silver, which is the main metal recovered, must reach and maintain U.S.$5.50 per ounce before the mine will reopen. The mine does not have a current feasibility report nor has it conducted enough exploration to determine the expected life of the mine. The last estimate Cia Minera obtained was in 1998 and at that time the expected life of the Mine was three years.

Current and Subsequent Activities

Coral Gold Corp. terminated its option on the Bralorne/Loco mine and properties. Subsequent to the quarter the Company transferred its interest in the project to Bralorne-Pioneer Gold Mines Ltd., in consideration of $1 and Bralorne assuming the full amount of the debenture principal and interest payable under the terms of the debentures. The Company intends to focus its efforts on the silver mine in Mexico. Presently the Company is negotiating with Cia Minera to acquire 100% of the Mine.

Related Party Transactions

Under a Management Consulting Agreement dated August 1, 1997 between the Company and Frobisher Securities Inc., a private company controlled by the President of the Company, the Company pays Frobisher a remuneration of $2,500 per month plus out of pocket expenses. Included in the amounts payable is $35,422 due under this agreement.
The Company has a contract with Oniva International Services Corp. a private company owned by Avino and three other affiliated companies, whereby Oniva provides administrative services to Avino. The Company has a payable to Oniva of $272,315.

Liquidity and Capital Resources

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a profitable mining property. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

The Company has a working capital deficiency of $336,971 at July 31, 2002. The Company will need to re-finance in order to maintain operations.